Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province

Exhibit 4.111

Contract No.: ZKA-30-2010-0136

Power Purchase and Sale Contract

(Zhougongyuan Cascade I and Cascade II Hydroelectric Stations)

Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province

Contents

1	Definitions and Interpretations	3

2	Obligations of Each Party	5

3	Grid Connection Method and Capacity	6

4	Division of Property Rights and Maintenance	6

5	Electrical Energy Metering	6

6	Purchase and Sale of Electrical Quantity	7

7	Tariff, Electricity Fee and Settlement	8

8	Force Majeure	9

9	Liability and Indemnity	10

10	Dispute Settlement	11

11	Miscellaneous Provisions	11

Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province

In order to coordinate the work between Party A and Party B, define each Party’s rights and obligations, establish a normal power purchase and sale relations, and smoothly conduct the power purchase and sale, Party A and Party B have consulted each other in the principle of equality and mutual benefit, and enter into this Contract (hereinafter referred to as “this Contract”) and its schedules in accordance with the Contract Law of the People’s Republic of China, the Power Law of the People’s Republic of China, the Interim Measures for the Mediation of Power-related Disputes, the Power Supply and Use Regulations, Grid Dispatching Administrative Regulations and relevant laws and regulations, as well as relevant provisions of the power industry.

The information in respect of contact and the account banks provided by the Parties is as follows:

Name of Party A (Buyer): Lishui Electric Power Industry Bureau

Attention: Xu Jing	Telephone: 2101402

Address: No. 699 Zhong Dong Road, Lishui City	Postal Code: 323000

Business License No.: 3325001001125 (1/1)

Tax Permit No.: 331100848862337

Legal Representative: Zhou Hua	Name of Account: Lishui Electric Power Industry Bureau

Account Bank: Lishui City ICBC Chuzhou Sub-branch

Account No.: 1210200009021000949

Name of Party B (Seller): Suichang County Jiulongshan Hydroelectric Development Co., Ltd.

Attention: Zhou Jianbin	Telephone: 13362065888

Address: No. 30 Nan Men Road, Miao Gao Town, Suichang County	Postal Code: 323300

Business License No.: 331123000001318	Tax Permit No.: 331123733830933

Legal Representative: JOHN DOUGLAS KUHNS

Name of Account: Suichang County Jiulongshan Hydroelectric Development Co., Ltd.

Account Bank: Agriculture Bank of China Suichang Sub-branch Dong Street Office

Account No.: 840201040001164

1	Definitions and Interpretations

1.1	Unless the context otherwise requires, the terms used herein shall be defined as follows:

1.1.1 Party A: means the Buyer

Party B: means the Seller

1.1.2 Power Plants or Power Stations (hereinafter referred to as Power Plants): means the Cascade I and II power stations owned, operated and managed by Party B in Suichang County, including the generation facilities and all the ancillary equipments in the scope extended to the property demarcation point with the total installed capacity of 37,600 KW (among which the Zhougongyuan Cascade I power station has the grid-connected capacity of 25,000KW including No. 1 and No. 2 units and each unit has the capacity of 12,500KW; and the Zhougongyuan

Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province

Cascade II power station has the grid-connected capacity of 12,600KW including No. 1 and No. 2 units and each unit has the capacity of 6,300KW).

1.1.3 Annual Actual On-grid Electrical Quantity: means the volume of the power transmitted by Party B to Party A at metering points annually. The unit of measurement of the electrical quantity shall be kWh.

1.1.4 Party A’s Reason: refers to the Party A’s request or liability, including the liability for the expansion of an accident resulting from the Party A’s failure to abide by the relevant state laws and regulations.

1.1.5 Party B’s Reason: refers to the Party B’s request or liability, including the liability for the expansion of an accident resulting from the Party B’s failure to abide by the relevant state laws and regulations.

1.1.6 Metering Point: means the point at which the electrical energy metering device is installed. Generally, the metering point will be located at the property demarcation point of the Parties; where it is impossible to install the electrical energy metering device at the property demarcation point of the Parties, the Parties shall negotiate to determine the location of the installation.

1.1.7 Method of Grid Connection: means the method by which Party B’s Power Plants will be connected with Party A’s Grid.

1.1.8 Property Demarcation Point: means the demarcation point between Party A’s assets and Party B’s assets.

1.1.9 Regulations: means all the laws, ordinances, rules, regulations, policies, decrees, orders, instructions, notices, demands and constructions etc. issued by the state, government and authorities.

1.1.10 On-grid Electrical Quantity: means the volume of power transmitted by Party B’s Power Plants to Party A’s Grid.

1.1.11 Grid Supplied Electrical Quantity: means the volume of power transmitted by Party A’s Grid to Party B’s Power Plants.

1.1.12 Power Rate: means the power factor.

Monthly Average Power Rate: means the monthly average power factor, which can be calculated with the following formula:

Monthly Average Power Rate=	Active power quantity this month

√(Active power quantity this month)[2]+(reactive power quantity this month)[2]

1.1.13 On-grid Tariff: means the tariff implemented when Party A purchases the electrical quantity of Party B.

1.1.14 Grid Supplied Tariff: means the tariff implemented when Party B purchases the electrical quantity of Party A.

1.1.15 On-grid Electricity Fee: means the fee paid by Party A to Party B for the purchase of the On-grid Electrical Quantity.

1.1.16 Grid Supplied Electricity Fee: means the fee paid by Party B to Party A for the purchase of the Grid Supplied Electrical Quantity.

1.1.17 Peak Time: refers to 8:00-22:00.

Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province

1.1.18 Valley Time: refers to 22:00-8:00 next day.

1.1.19 Force Majeure: means any objective event that can not be foreseen, avoided and overcome, including volcano, twister, tidal wave, storm, mud-rock flow, mountainside slide, flood, fire, failure of the water input to meet the design standards, earthquake that exceeds the designed anti-earthquake standard, typhoon, lightning, fog flashover, etc., as well as nuclear radiation, war, epidemic, riot, etc.

1.2	Interpretation

1.2.1 This Contract shall have binding effect on the legal successor or assignee of either Party, provided otherwise agreed by the Parties. In the event specified in this clause, relevant obligator shall perform necessary notification obligation and carry out all legal procedures according to law.

1.2.2 Unless the context otherwise requires, year, month or day referred to in this Contract shall all refer to the year, month or day of the Gregorian calendar.

1.2.3 “Including” in this Contract means including but not limited to.

2	Obligations of Each Party

2.1	Party A’s obligations shall include:

2.1.1 Party A shall purchase Party B’s On-grid Electrical Quantity in accordance with the power generation schedule issued by the relevant authorities of the government.

2.1.2 abiding by the Grid Connection and Dispatching Agreement entered into by the Parties, operating and maintaining the power transmission and transformation facilities, ensuring safety of the power system and operating in an efficient and economical manner in accordance with the standards of the state and the power industry.

2.1.3 performing power dispatching work and disclosing information in an open, fair and equitable manner in accordance with relevant state provisions, and providing information about the power load, back-up capacity, operation of transmission and transformation facilities, etc for the purpose of the performance of this Contract.

2.1.4 providing the power required for the restart of the units of generators of the Station to the Seller in accordance with the relevant state provisions or agreement between the Parties.

2.2	Party B’s obligations shall include:

2.2.1 selling power conforming to the standards of the state and the power industry to Party A;

2.2.2 abiding by the Grid Connection and Dispatching Agreement entered into by the Parties, submitting to the unified power dispatching, and implementing strictly the Regulations of Grid Dispatching Management, Regulations of Power System Dispatching in Zhejiang Province and the power production, operation and management system, as well as operating and maintaining the equipments in Power Plants in accordance with the standards of the state, the power industry and the dispatching regulations, ensuring that the operating capacity of the generators reach the technical standards and provisions formulated by the relevant state authorities, maintaining safety of the power system and operating in an efficient and economical manner;

2.2.3 providing Party A with the monthly, quarterly and annual statistical report in a timely manner.

Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province

2.2.4 where Party B requires Party A to provide support services, Party B shall compensate Party A for the reasonable costs incurred for its provision of support services in accordance with the relevant state provisions.

2.2.5 Party B shall not operate the power supply business directly to users.

2.2.6 implementing strictly the active power curve and Power Rate curve issued by Party A.

2.2.7 formulating the system and operative regulations in respect of the safe operation of Power Plants and submitting to Party A for filling. The relevant system and regulations formulated shall not contradict the state standards, power industry standards, dispatching regulations and the provisions of this Contract.

2.2.8 Party B shall install the electrical energy metering devices, power load management devices and Power Plants information collective devices etc. in accordance with the national regulations, and be responsible for protecting and monitoring its normal operation. In case of anything abnormal, Party B shall notify Party A in a timely manner. If any device is destroyed due to Party B’s Reason, Party B shall compensate.

3	Grid Connection Method and Capacity

3.1

Grid Connection Method: Zhougongyuan Cascade I and II Power Plants have the voltage level of 110KV. The electrical energy generated by Party B will be connected with the 110KV bus side of the set-up station of Zhougongyuan Cascade III power station through Zhou Yi 1243 line, then transmitted to Suichang Transformer Substation through Zhou Sui 1242 line and connected into Lishui Grid.

3.2

Grid Connection Capacity: 37,600KW. The Grid Connection Capacity of Zhougongyuan Cascade I power plant is 25,000KW, which includes 2 units installed with each unit has a capacity of 12,500KW; The Grid Connection Capacity of Zhougongyuan Cascade II power plant is 12,600KW, which includes 2 units installed with each unit has a capacity of 6,300KW.

4	Division of Property Rights and Maintenance

4.1

The demarcation point will be set at: the joint point of the down lead of the first stem outside the side fence of the 110KV Zhou Sui 1242 line of the 220KV Suichang Transformer Substation (which will be shared by Zhougongyuan Cascade I and II Power Plants as well as Cascade III power station).

4.2

Limitation of Liability on Equipment Maintenance: From the demarcation point, Party A shall be liable for the equipment maintenance in the area by the side of the transformer substation, and Party B shall be liable for the equipment maintenance in the remaining area.

5	Electrical Energy Metering

5.1

The Metering Point of the On-grid Electrical Quantity and Grid Supplied Electrical Quantity of Zhougongyuan Cascade I and II Power Plants operated and managed by Party B shall be set at the intervals of the 110KV Zhou Yi 1242 line of Zhougongyuan Cascade III power station. The CT transformation ratio shall be 400/5, PT transformation ratio shall be 110/0.1, composite transformation ratio shall be 80X1100, and the multiple rate shall be 88000.

5.2

The electrical energy metering devices include the electric meter, voltage transformer, current transformer and secondary circuit as well as electric energy metering cubicle etc. The metrological verification department of Party A (such department shall be a metrological verification institute authorized by the state) shall be responsible for the verification, installation, change and seal of the electrical energy metering devices, and both Parties may monitor such process on site. If necessary, Party B may install its own electrical energy metering devices at

Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province the point which is not Metering Point, in order to test the accuracy of Party A’s metering devices (however, such devices must be verified to be qualified by a legal or authorized metrological verification institute of the state). In case of the occurrence of the failure of the Party A’s metering devices, the data measured by Party B’s meters may be used as the reference. The kilo-watt hour meter, the front and back door of the metering screen (cubicle) (including terminal row and terminal box of the current transformer circuit) and the terminal box of voltage transformer (including the fuse of the voltage transformer metering circuit) etc. shall be sealed by Party A, unless in case of the occurrence of the emergent accident, Party B shall not remove the seal on its own discretion. Where Party B has to remove the seal of the above equipments under the circumstances of accident, it must report to Party A within 12 hours upon the occurrence of such accident, and provide to Party A with the evidence or relevant record in respect of such emergent accident.

5.3	Abnormal Metering Conditions

Either Party of this Contract shall promptly notify the other Party and the metrological verification institution accepted by both Parties when it finds any abnormal condition for or failure of the electrical metering devices which would affect the electrical metering, and both Parties shall jointly investigate and find out the problem and resume the normal metering.

Normally, the settlement of the electrical quantity shall base on the data of the main meter at the Metering Point of the gateway. In case of occurrence of abnormal conditions with the main meter of Party B, the data of the auxiliary meter of Party B shall prevail. In respect of other abnormal conditions, both Parties shall, through thorough consultations, determine the electrical quantity during the abnormal period based on the information provided by the equipments such as the voltage-loss record and voltage-loss time recording etc.

6	Purchase and Sale of Electrical Quantity

6.1	Purchase and Sale of On-grid Electrical Quantity

Party A shall, in accordance with the demand of safe operation of Grid, verify the On-grid Electrical Quantity schedule of Party B for different time of use on monthly basis. Party B shall generate the electricity strictly in accordance with the On-grid Electrical Quantity schedule verified by Party A.

6.1.1 Normally, both Parties of this Contract shall take the data of electrical quantity measured by the main meter as the basis for the settlement. The data of auxiliary meter shall be used for checking the data of the main meter, or in case the main meter fails or is out of service due to certain reason, the auxiliary meter shall replace the main meter for metering.

6.1.2 Where the On-grid Electrical Quantity in the same month exceeds the monthly planned indicator value arranged by Party A due to Party B’s reason, it shall be handled in accordance with the relevant regulations. Where the On-grid Electrical Quantity in the same month exceeds the monthly planned indicator value arranged by Party A due to Party A’s reason, Party A shall purchase the exceeding part of the electrical quantity. However, the total annual On-grid Electrical Quantity shall not exceed the planned indicator value arranged by Party A.

6.1.3 Where the On-grid Electrical Quantity in the same month is less than the monthly planned indicator value due to Party A’s reason, in respect of the difference between the On-grid Electrical Quantity and monthly planned indicator value, Party A shall agree to transfer it to the next month to continue to use. Where the On-grid Electrical Quantity in the same month is less than the planned indicator value arranged by Party A due to Party B’s reason, the index of the electrical quantity difference shall be invalid.

6.2	Party B shall generate electricity strictly in accordance with the daily active power curve and power rate curve and export qualified On-grid Electrical Quantity to Party A.

Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province

6.2.1 The permissible deviation from the active power curve shall be ±3%, and Party A shall not pay for the part of electricity higher than 3% pursuant to the active power curve. In respect of the part of electricity lower than 3%, the shortage shall be deducted from the index of electrical quantity in the same month.

6.2.2 The permissible deviation from the power rate curve shall be ±0.01%, and the active power generated in the period of deviation shall be calculated by multiplying 0.8.

6.2.3 Where due to Party A’s demands, Party A and Party B operate exceeding ±3% of the active power curve or ±0.01% of the power rate curve, the On-grid Electrical Quantity shall be calculated as it is.

6.3	When appropriate, Party A shall purchase the electrical quantity from Party B on the principle of competitive bidding.

7	Tariff, Electricity Fee and Settlement

7.1

Party B and Party A shall both implement the tariff approved by the pricing authorization administration. On-grid Electrical Quantity and Grid Supplied Electrical Quantity shall be settled separately and shall not set off each other.

7.2

In respect of the on-grid electricity purchased by Party A from Party B, the peak tariff shall be RMB 0.535/KWH, and the valley tariff shall be RMB 0.268/KWH. The number of the document pursuant to which the tariffs are implemented is No. Li Fa Gai Jia Guan [2010] No.94.

7.3

The tariff of the Grid supplied electricity purchased by Party B from Party A shall be implemented in accordance with the KWH tariff standards of the large-scale industrial power of the corresponding voltage level.

7.4

The average monthly power rate of the electricity provided by Party A to Party B shall be 0.85. In case of failure in meeting such target, it shall be handled in accordance with Measures on Adjustment of Tariff with Power Factor issued by the State Bureau of Commodity Prices and the former Ministry of Water Resources and Power.

7.5	In the term of this Contract, in case of the adjustment of the tariff, the adjusted tariff in the relevant documents shall prevail.

7.6	All the above tariffs include tax.

7.7

Following transcribing the On-Grid Electrical Quantity, Party A shall send a list of settlement of KWH tariff to Party B within 5 business days. Party B shall provide Party B with the value added tax invoice of the KWH tariff within 5 business days upon receipt of such list. Party A shall complete the settlement of tariff prior to the end of the month following it receives the invoice. Where Party B fails to provide the value added tax invoice within the specified period, the tariff of that period shall not be settled.

7.8

Party A shall issue to Party B the invoice of the tariff of the Grid supplied electricity to be paid by Party B to Party A prior to 27th of each month, and Party B shall pay off prior to 27th of each month. It shall not be postponed even if such day is a public holiday.

7.9	Party A and Party B agree, through consultations, that Party B shall bear 2.60% line loss electricity quantity due to the inconsistency of Metering Point and Demarcation Point.

7.10	The tariff of the Grid supplied electricity shall be calculated in accordance with the following formula:

Grid Supplied Electricity Fee = KWH Tariff of Grid Supplied Electricity X (1 ± adjusted value of power rate)

Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province

In which:

KWH Tariff of Grid Supplied Electricity = Grid Supplied Electricity Quantity X Grid Supplied Tariff

Grid Supplied Electricity Quantity = (Ending KWH - Beginning KWH of Grid Supplied Electricity in that Month) X 88000 / (1-2.60%).

7.11

The purchase and sale of the On-Grid Electrical Quantity transmitted by Party B to Party A shall be carried out in accordance with Clause 5 in this Contract, verified on daily basis and settled on monthly basis. Subject to the completion of all the indexes, the tariff of on-Grid electricity shall be calculated as the following formula:

On-Grid Electricity Fee = On-Grid Peak Electricity Quantity X Peak Tariff + On-Grid Valley Electricity Quantity X Valley Tariff

In which:

On-Grid Peak Electricity Quantity = (Ending KWH - Beginning KWH of On-Grid Peak Electricity in that Month) X 88000 / (1-2.60%);

On-Grid Valley Electricity Quantity = (Ending KWH - Beginning KWH of On-Grid Valley Electricity in that Month) X 88000 / (1-2.60%).

7.12

Any amount to be paid by either Party to the other Party under this Contract shall be transferred to the bank account provided by the payee in this Contract. Where the payee notify the other Party in writing to change the account bank or account number, the amount shall be transferred to the revised bank account. The bank account specified in the value added tax invoice of the payee shall be consistent with the bank account provided in this Contract or the bank account revised in writing.

7.13

In case of any dispute between both Parties on the electricity metering or tariff, both Parties shall pay off the tariff pursuant to the list of settlement (invoice), and then both Parties shall negotiate the refund or pay additional amount in accordance with the relevant provisions of the electric and metering laws and regulations.

The Parties agree to keep the original materials and records in order to check the accuracy of the report, record or calculation under the circumstances agreed by both Parties through consultations.

8	Force Majeure

8.1

The Parties affected by a Force Majeure event shall take reasonable measures to mitigate the losses incurred to either Party or both Parties caused by the Force Majeure event. The Parties shall promptly consult each other, formulate and implement a remedy plan and take reasonable replacement measures in order to mitigate or remove the effect of the Force Majeure event. If the affected Party fails to take reasonable measures to mitigate or remove the effect of the Force Majeure event, it shall be liable for the expansion of the losses due to such failure.

8.2

If either Party is prevented from performing its obligations due to the Force Majeure event for a period of over 30 days, the Parties shall discuss and decide whether or not to continuously perform this Contract or terminate this Contract. If the Parties fail to reach an agreement 60 days after the occurrence of the Force Majeure event, either Party shall have the right to terminate this Contract by serving a written notice to the other Party, unless otherwise provided in this Contract.

8.3

If Party B or Party A is unable to fulfil its obligations to purchase or sell electricity under this Contract due to any act of government, change of laws, or material change to the electric power market, the Parties shall consult each other and settle the issue as soon as possible in a fair and reasonable manner.

8.4	If the Force Majeure event prevents a Party from performing its obligations under this Contract, the affected Party may suspend performance of its obligations in the following circumstances:

Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province

8.4.1 The scope and time of suspension of the performance does not exceed the scope and time of the effect of the Force Majeure event.

8.4.2 The affected Party continues to perform the remaining obligations under this Contract that have not been affected by the Force Majeure event.

8.5

Either Party may immediately notify the other Party in writing that it is unable to perform its duties under this Contract due to the Force Majeure event. The notice shall give the nature of the event, estimated period of time of the event and the acts conducted by the affected Party to mitigate the effect of such event.

9	Liability and Indemnity

9.1

In occurrence of breach of contract, the breaching Party shall bear the liabilities in accordance with the Contract Law of the People’s Republic of China, the Power Law of the People’s Republic of China, the Power Supply and Use Regulations, the Grid Dispatching Administrative Regulations, the Power Supply Business Operation Rules, and other power-related regulations, and the rules and regulations of the power industry, and be liable to indemnify the other Party if the latter incurs any loss.

9.2

The Parties shall separately enter into a dispatching agreement. If Party B fails to obey Party A’s dispatching instruction, Party A shall have the right to restrict Party B’s on-grid load or even disconnect Party B’s units, and all the consequences shall be borne by Party B.

9.3

If Party A fails to pay the On-grid Electric Fee to Party B, Party A shall pay the liquidated damages to Party B. The liquidated damages shall be calculated according to the bank’s loan interest of the same period.

9.4

If Party B fails to pay Party A the Grid Supplied Electricity Fee, Party B shall pay the liquidated damages to Party A in accordance with relevant provisions of the Power Supply Business Operation Rules.

9.5

If Party B contravenes Clause 4.1 and Clause 8.1 of this Contract by breaking seals without authorization, breaking seals without authorization on the electric load management device or the Power Plants’ information collecting device, cutting the power supply source for work or conducting any other work that renders such devices unworkable, Party B shall pay a fee of RMB 5,000 to Party A for each illegal use of electricity in accordance with Article 100 of the Power Supply Business Operation Rules.

9.6

If Party B wilfully supply or retransmit electricity to any electric equipment other than that for production of the Power Plants, or introduce other power sources, Party B shall remove connecting lines immediately, make a written self-reprimand, and pay a fee to Party A at a rate of RMB 500 for each kVa provided, retransmitted or introduced.

9.7	If Party A’s system occurs any breakdown due to reasons attributable to Party B, Party B shall bear all liabilities.

9.8	If a Party incurs any losses due to any of the following reasons, the other Party shall bear no liability:

(1) Force Majeure;

(2) self error of the Party; or

(3) error of a third party.

Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province

10	Dispute Settlement

10.1

If a dispute arises from the performance of this Contract, it shall be settled through consultations in the principles set out in this Contract. If no agreement can be reached, the Parties may jointly submit such dispute to a power supervisory organization for mediation. If the mediation fails, either Party may institute proceedings to the people’s court of the place where the Contract is executed.

11	Miscellaneous Provisions

11.1

This Contract shall come into force once it is signed by and affixed with official seals of both Parties. After this Contract has come into force, if a Party requests to amend this Contract, the two Parties shall reach an agreement through consultations and make amendments to this Contract in writing. If a provision in this Contract is no long applicable due to the change of state policies, it shall be amended or supplemented by both Parties in accordance with the changed policies. The amendment or supplement shall have equal legal effect as that of this Contract.

11.2	No Party is allowed to transfer its rights and obligations under this Contract without the written consent of the other Party.

11.3

If a Party fails to perform its obligations under this Contract during the agreed period of time, the other Party shall have the right to terminate this Contract by serving a written notice to that breaching Party.

11.4

The term of this Contract shall be 3 years, commencing on the date of 1 July 2010 and ending on 30 June 2013. If no Party requests to amend or terminate this Contract before the expiry date of this Contract, the term of this Contract shall extend for 2 years, and this practice shall continue for subsequent years.

11.5	This Contract shall be executed in 2 originals and 4 duplicates, each Party shall hold one original copy and 2 duplicates. The duplicate shall have equal legal effect to that of the original.

Power Purchase and Sale Contract for the local power stations not subject to the centralised dispatching in Zhejiang Province

Party A (seal): Lishui Electric Power Industry Bureau	Party B (seal): Suichang County Jiulongshan Hydroelectric Development Co., Ltd.

Legal Representative: Zhou Hua	Legal Representative:

Authorized Representative:	Authorized Representative:

Date of Execution: 16 July 2010	Date of Execution: 16 July 2010

Place of Execution: Lishui	Place of Execution: Lishui